Contact

www.linkedin.com/in/suzen-baraka-sweeney-esq-311950a (LinkedIn)

Top Skills

Writing
Entertainment Law
Legal Writing

Suzen Baraka Sweeney, Esq.

Attorney Artist Activist
New York, New York, United States

Summary

As a licensed attorney in both NY and NJ, Suzen Baraka specializes in both corporate and entertainment transactions. From negotiating television deals with networks, and working on matters with music, film and television clients, Suzen attributes her early success in law to her colleagues, mentors and seasoned entertainment attorneys.

Although she began her career in law and entertainment at establishments such as Atlantic Records, Fila and Skadden Arps, Suzen attributes much of her success to the countless days, years and hours she spent under the tutelage of the Honorable Karimu F. Hill-Harvey from 2004 to 2007, where she learned the ins and outs of civil practice law, assisting with divorce, custody and adoption cases, real estate transactions and estate matters.

She has also organized and hosted entertainment law panels and celebrity interviews, but her heart remains with writing and performing, which she began doing nationally in 2006 with the Newark, New Jersey Slam Team. Now, she performs throughout the country with a production entitled Herstory, speaking out about race and gender issues. Her activism in the community was also demonstrated through her involvement in the development of NJLEEP, a legal nonprofit for underserved children. In 2007 Suzen was integral to the launch and initial development of NJLEEP, and she stayed on until 2012, teaching the 10th, 11th and 12th grade students grammar, writing, literature analysis and constitutional law. Proudly, 100% of NJLEEP graduates of have enrolled in college.

Poet, artist, activist and attorney: Suzen Baraka is blessed to be here today.

Experience

Seed At The Table

Chief Compliance Officer & General Partner
April 2020 - Present (3 years 3 months)
www.seedatthetable.com

Urban Pathways
Associate Board Member
October 2014 - Present (8 years 9 months)
Greater New York City Area

Organize fundraising and volunteer events to provide resources to at-risk/homeless individuals in need of private housing. Procured a major philanthropic relationship with and financial donation from the Zegar Family Foundation.

Suzen Baraka, Esq.
Suzen Baraka, Esq.
January 2013 - Present (10 years 6 months)
Greater New York City Area

Draft, negotiate and redline operating, production, work-for-hire, management, side-artist, license and talent agreements and releases for clients in television, music and comics. Facilitate the registration of music clients and their works on SoundExchange, BMI and ASCAP as applicable.

Barclays Investment Bank
Vice President
August 2013 - August 2018 (5 years 1 month)
Greater New York City Area

Lead developer and Editor-in-Chief of the RRP publication distributed to senior management across Barclays globally; perform and coordinate activities relating to regulatory responses on RRP remediation activities, consultation and discussion papers, and participation in industry forums. Significant interaction and planning activities with UK and US Legal, UK RRP, Treasury, Public Policy and external legal counsel. Interpret the regulatory requirements for RRP submissions, scope and structure the submission; manage Subject Matter Experts and stakeholder engagement and information gathering. Prepare the RRP submission across multiple work streams and secure sign off/attestations. Communications Chair and Philanthropy Committee Co-Chair of the Black Professionals Forum. Originated and produced the Black Professionals Forum Newsletter; Produced philanthropy and networking events and facilitated partnerships with Equinox, David Barton's TMPL Gym, Robin Hood, The Doe Fund and Harlem Children Zone.

Urbintel
Poet & Peformance Artist for Herstory
January 2009 - 2014 (5 years)

Write and perform original pieces at venues nationally, that emphasize race and gender issues.

Atlantic Records
Legal Intern
June 2011 - December 2011 (7 months)

Drafted contest rules, deal proposals, gratis licenses and no objection letters; reviewed, researched and analyzed recording artist contracts; shadowed supervising attorneys during negotiations.

NJLEEP, Inc.
Writing & Grammar Teacher
September 2008 - May 2011 (2 years 9 months)

Instructed high school students in grammar and writing, and mentored them in life skills and college preparation.

Morgan Stanley
Anti Money Laundering Officer
August 2010 - November 2010 (4 months)
Greater New York City Area

Managed compliance and due diligence documents to increase efficiency and maintain ethical standards for our clients. Analyzed documents to ensure that clients adhered to federal regulatory standards.

Signature Hits Magazine
Editor-in-Chief
2009 - 2010 (1 year)

Managed a team of up to 30 writers, photographers, journalists and stylists to produce an entertainment business lifestyle print publication that was distributed nationally and included covers featuring Fabolous, Adrienne Bailon, Michael K. Williams and others. Organized concerts and events related to the publication. Conducted interviews and managed the production of the online publication.

Skadden Arps
Legal Assistant
June 2007 - May 2009 (2 years)

Managed relationships between partners, local Brazilian counsel, and the Brazilian Consulate in order to launch the Skadden office in Sao Paolo, Brazil; organized, drafted, revised, notarized and assisted with corporate finance documents filed with the Securities Exchange Commission, due diligence documents used in M&A transactions, and litigation documents used at trial.

NJ LEEP, Inc.
Executive Administrative Assistant
January 2007 - June 2007 (6 months)

Coordinated the NJLEEP Launch at Seton Hall Law School with keynote speaker, Cory Booker, then Mayor of Newark, NJ. Organized, researched, and collected data regarding student and school district demographics, sponsors, and grant opportunities. Instructed high school students in grammar and writing, and mentored them in life skills and college preparation.

Education

Yeshiva University
Doctor of Law (J.D.), Intellectual Property Law · (2009 - 2012)

Seton Hall University
BA, English Honors & Africana Diaspora Studies · (2002 - 2007)